

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

April 22, 2009

Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE:** **The Blackstone Group L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-33551**

Dear Mr. Tosi:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Segment Analysis, page 69

2. Your disclosures regarding both the Corporate Private Equity and the Real Estate segments indicate that the negative Performance Fees and Allocations revenues and Investment Income (Loss) and Other were driven by a net depreciation in the fair value of certain portfolio investments. Please revise your filing to more clearly explain which portfolio investments experienced depreciation in their fair value during the period and the reasons why. To the extent that you had other portfolio investments which experienced appreciation in fair value and therefore partially offset the depreciation in fair value of other investments, please explain the nature of the investments which appreciated and the reasons why you believe their fair value increased.

Critical Accounting Policies, page 83

Performance Fees and Allocations, page 84

3. Please enhance your current disclosures to more clearly explain both how it is possible to have negative Performance Fees and Allocations revenue in any given period and explain the manner in which you account for negative Performance Fees and Allocations. You also indicate that Performance Fees and Allocations revenue can never be negative over the life of the fund. Please expand your disclosure to clearly explain how you are able to prevent Performance Fees and Allocations revenue from being negative over the life of the fund.

Goodwill and Identifiable Intangible Assets, page 87

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
   • The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   • Sufficient information to enable a reader to understand how you apply your discounted cash flow methodology in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;
   • How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;
   • A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. For example:
     o Cash flows

> - o Growth rates/terminal calculations
> - o Discount rates
> - o Use of a weighted average cost of capital or a cost of equity method
> - o Risk applications
> - o Control Premiums
> - o If you use a market based approach, discuss the method used and the assumptions and multiples used; and
> - If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

Clawback Obligations, page 90

5. You disclose on page 135 that you have an accrual of possible repayment of previously received Performance Fees and Allocations of $260 million. Please enhance your disclosure to clearly explain the relationship between negative Performance Fees and Allocations revenue and your clawback obligations. Please revise your disclosure to indicate either which funds have clawback obligations or the number of funds that have clawback obligations as of each balance sheet date. Please also disclose the expected end of the life of each respective fund that has a clawback obligation associated with the fund. Your disclosure should also include funds that have provisions for interim clawback.

Consolidated and Combined Financial Statements

10. Net Loss Per Common Unit, page 129

6. You indicate that the Partnership has calculated net loss per unit under the two-class method in accordance with EITF 03-06. It is unclear how you determined the basic net loss per common unit – common units not entitled to priority distributions of $(3.09). Please provide us with a comprehensive explanation that shows how you calculated your basic loss per common unit – common units not entitled to priority distributions.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief